Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: NOVEMBER 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

News Release –  Petro-Canada Managing Spill Incident at Terra Nova

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

            /s/ Hugh L. Hooker

Date:  November 23, 2004

Name:

Hugh L. Hooker

Title:

Associate General Counsel

   and Corporate Secretary

Exhibit 1

For Immediate Release

November 21, 2004

Petro-Canada Managing Spill Incident at Terra Nova

St. John’s – Petro-Canada is managing a release of crude oil at the Terra Nova site, 350 km east-south-east of St. John’s, Newfoundland and Labrador.

It is estimated that 35 to 40 cubic metres (220-250 barrels) of oil was released. The incident occurred at about 12:50 a.m. on Sunday, November 21, 2004.

As the result of a mechanical problem, oil that would normally be separated in the process stream, was discharged.

The spill pattern is currently being monitored by both fixed wing aircraft and supply vessels. As well, spill response teams have been mobilized, and spill response equipment is being deployed for use, subject to offshore weather and sea conditions at and around the site. The surveillance effort includes monitoring of wildlife.

Oil production has been suspended pending a review of the incident.

Weather conditions offshore include north-north-east winds of 20 km/h and wave heights in the range of 3.7 meters. Current visibility in the area is poor.

The incident has been reported to the Canada-Newfoundland Offshore Petroleum Board.

For media inquiries, please contact:

John Downton

Director, Communications

(709) 758-0105 or  (709) 778-3692